UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 64878/July 14, 2011

ADMINISTRATIVE PROCEEDING
File No. 3-14422

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In the Matter of	:	
	:	ORDER MAKING FINDINGS AND
DAWN TECHNOLOGIES, INC.,	:	REVOKING REGISTRATIONS BY
DISTINCTIVE DEVICES, INC.,	:	DEFAULT AS TO TWO RESPONDENTS
HABER, INC., and	:	
INDEPENDENCE BREWING CO.	:	
	:	

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  The Securities and Exchange Commission (Commission) issued its Order Instituting Proceedings (OIP) on June 14, 2011, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). Respondents were served with the OIP, in accordance with 17 C.F.R. § 201.141(a)(2)(ii), on June 16, 2011, and Answers were due June 29, 2011. See OIP at 3; 17 C.F.R. §§ 201.160(b), .220(b). Only Respondent Haber, Inc. (Haber) has filed an Answer. A telephonic prehearing conference was held July 11, 2011, at which only Haber appeared.[1]

  On June 30, 2011, Respondents Dawn Technologies, Inc. (Dawn Technologies), Distinctive Devices, Inc. (Distinctive Devices), and Independence Brewing Co. (Independence Brewing) were ordered to show cause on or before July 11, 2011, why the registration of their securities should be not be revoked by default.[2] Dawn Technologies and Distinctive Devices (collectively, Respondents) are in default for failing to respond to an order to show cause, file Answers to the OIP, attend the prehearing conference, or otherwise defend the proceeding. See 17 C.F.R. §§ 201.155(a), .220(f), .221(f). As authorized by Commission Rule of Practice 155(a), I find the following allegations in the OIP to be true.

  Dawn Technologies (CIK No. 831752) is a forfeited Delaware corporation located in Caldwell, New Jersey, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 1999, which reported a net loss of $75,037 for the prior nine months. On

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[1] Haber remains in the proceeding.

[2] The proceeding has ended as to Independence Brewing. See Dawn Technologies, Inc., Exchange Act Release No. 64828 (July 7, 2011).

September 1, 1999, the company filed a Chapter 11 petition in the U.S. Bankruptcy Court for the Middle District of Pennsylvania, which was converted to a Chapter 7 proceeding on February 26, 2002, and closed on June 3, 2003. As of June 9, 2011, the common stock of Dawn Technologies was quoted on OTC Link, had six market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Distinctive Devices (CIK No. 59963) is a void Delaware corporation located in Fort Lee, New Jersey, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 2004, which reported a net loss of $11,589,920 for the prior nine months. As of June 9, 2011, the common stock of Distinctive Devices was quoted on OTC Link, had six market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

In addition to repeated failures to file timely periodic reports, Respondents have failed to heed delinquency letters sent to them by the Division of Corporation Finance requesting compliance with their periodic filing obligations or, through a failure to maintain a valid address on file with the Commission as required by rule, did not receive such letters.

Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 require issuers of securities registered pursuant to Section 12 of the Exchange Act to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers registered under Section 12 to file annual reports, and Rule 13a-13 requires domestic issuers to file quarterly reports. 17 C.F.R. §§ 240.13a-1, -13.

As a result of the foregoing, Respondents failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13. Considering these delinquencies, it is necessary and appropriate for the protection of investors to revoke the registration of each class of registered securities of Respondents.

ORDER

IT IS ORDERED THAT, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of registered securities of Dawn Technologies, Inc. and Distinctive Devices, Inc., are hereby REVOKED.

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Cameron Elliot
Administrative Law Judge